Trading Symbol (TSX-V: ANZ) 410-325 Howe Street Vancouver, British Columbia Canada V6C 1Z7 Tel: (604) 687 3520 Fax: 1-888-889-4874 www.alianzaminerals.com

NR 21-15

Alianza intersects 3,267 g/t silver over 1.26 metres estimated true width at Haldane, Keno Hill District, Yukon Territory

•Intersection within a 3.14 metre-wide breccia/fault/vein zone averaging 1,351 g/t silver

•West Fault target remains open in all directions

•Drilling at West Fault ongoing with only 150 metres of the 1,100 metre-long structure having been tested

Vancouver, BC, July 12, 2021 - Alianza Minerals Ltd. (TSX-V: ANZ, OTCQB: TARSF) (“Alianza” or the “Company”) is pleased to report the first analytical results from the 2021 drilling campaign at the Company’s wholly-owned Haldane high-grade silver property located in the historic Keno Hill Mining District of Yukon Territory. Drilling has focused on the West Fault target where drill hole HLD21-24 intersected siderite-galena-sphalerite vein and breccia mineralization averaging 3,267 g/t silver, 5.80% lead and 7.02% zinc (3,720 g/t silver-equivalent(2)) over 2.1 metres (estimated true width of 1.26 metres). This high-grade mineralization lies within a wider zone of siderite veining and brecciation, fault gouge with lesser galena and sphalerite which averaged 1,351 g/t silver, 2.43% lead and 2.91% zinc (1,542 g/t AgEq) over 5.24 metres (estimated true width 3.14 metres). The 8,579 hectare Haldane Property is located in the western portion of the Keno Hill Silver District, 25 kilometres west of Keno City, YT. Exploration at Haldane is targeting extensions of historical high-grade silver production on the property as well as recently defined targets, such as the West Fault, in new areas of the property.

“The result in HLD21-24 extends the high grade mineralization from HLD20-19 an additional 80 metres to the southwest and down dip,” stated Rob Duncan, VP Exploration for Alianza. “The high-grade nature of this intersection is indicative of the potential of this target and other targets at Haldane. We have only scratched the surface of the 1.1 km long West Fault structure.”

Table 1 –West Fault Target Drill Intercepts from HLD21-24

Hole	Interval (m)	Est True Width (m)(1)	Silver (g/t)	Gold (g/t)	Lead (%)	Zinc (%)	Silver Eq.(2) (g/t)
HLD21-24	5.24(3)	3.14	1351	0.08	2.43	2.91	1542
Including	2.10	1.26	3267	0.11	5.80	7.02	3720

(1) True width of the vein and breccia mineralization is estimated to be 50-70% of the core length intersection. A value of 60% is used for the purposes of reporting.

(2) Silver-equivalent values are calculated assuming 100% recovery using the formula: ((20 * silver (g/t) / 31.1035) + (1650 * gold (g/t) / 31.1035) + (0.90 * 2204 * lead %/100) + (1.10 * 2204 * zinc %/100)) *(31.1035 / 20). Metal price assumptions are US$20/oz silver, US$1650/oz gold, US$0.90/lb lead and US$1.10/lb zinc.

(3) Core recovery is estimated at 70-75% with the exception of a 0.80 metre section where recovery was zero. A value of zero was assigned to silver, gold, lead and zinc for the section of zero core recovery for the purposes of composite interval calculations.

The West Fault structure in HLD21-24 was intersected over a 13 metre core length of fractured quartzite, fault gouge and brecciation. Mineralization is concentrated within a 2.1 metre section of massive siderite veining with approximately 10% galena and 10% sphalerite as cross cutting veins and masses. A few metres either side of the vein consists of fault gouge, highly fractured and brecciated quartzite with siderite veinlets with 1-2% sphalerite and trace disseminated galena. Recovery throughout the quoted intervals averages approximately 70-75% with the exception of an 80 centimetre interval above the 2.1 metre high grade section, where recovery was zero.

Samples from three additional holes targeting the West Fault are in process at the laboratory. Drilling continues at the West Fault and is expected to continue through mid July.

The West Fault structure is traced for over 650 metres and can be interpreted to extend to 1.1 kilometres in length before merging with the 2.2 kilometre-long Main Zone structure. Drill testing to date covers only a fraction of the West Fault target and the current program is systematically testing the structure in approximate 50 metre step-outs along strike and down dip. High grade silver mineralization has now been intersected in two holes that pierce the vein 80 metres apart. The West Fault is one of four high-priority silver-lead-zinc-bearing vein drill targets at Haldane.

Quality Assurance / Quality Control

All samples were analyzed by 33 element four acid digestion ICP-MS methods at ALS Canada Ltd. Sample preparation was completed in Whitehorse, Yukon and geochemical analyses were performed in Vancouver, British Columbia. Samples with over limit silver and gold were re-analyzed using a 30-gram fire assay fusion with a gravimetric finish. Over-limit lead and zinc samples were analyzed by four acid digestion and atomic absorption spectrometry. All results have passed the QA/QC screening by the lab Equity Exploration Consultants Ltd, of Vancouver, British Columbia is executing and managing the Haldane Project. Equity utilized a quality control and quality assurance protocol for the drill core sampling, including blank, duplicate, and standard reference samples.

About Alianza Minerals Ltd.

Alianza employs a hybrid business model of joint venture funding and self-funded projects to maximize opportunity for exploration success. The Company currently has gold, silver and base metal projects in Yukon Territory, British Columbia, Colorado, Nevada and Peru. Alianza currently has one project (Tim, Yukon Territory) optioned out to Coeur Mining, Inc. and a copper exploration alliance in the southwestern United States with Cloudbreak Discovery PLC. Alianza also is seeking partners on other projects.

The Company is listed on the TSX Venture Exchange under the symbol “ANZ” and trades on the OTCQB market in the US under the symbol “TARSF”.

Mr. Jason Weber, P.Geo., President and CEO of Alianza Minerals Ltd. is a Qualified Person as defined by National Instrument 43-101. Mr. Weber supervised the preparation of the technical information contained in this release.

For further information, contact:

Jason Weber, President and CEO

Sandrine Lam, Shareholder Communications

Tel: (604) 807-7217

Fax: (888) 889-4874

Renmark Financial Communications Inc.

Melanie Barbeau

mbarbeau@renmarkfinancial.com

Tel: (416) 644-2020 or (514) 939-3989

www.renmarkfinancial.com

To learn more visit: www.alianzaminerals.com

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